
05007706


Morgan

The Morgan Crucible Company plc

22nd April 2005

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 25 2005
WASH, D.C.
185

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,



David Coker
Company Secretary

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

Enclosure



Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	AGM Statement
Released	11:05 22-Apr-05
Number	3995L

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

RNS Number:3995L
Morgan Crucible Co PLC
22 April 2005

CHAIRMAN'S AGM STATEMENT

As reported at the time of our Preliminary Results announcement in February, trading and market conditions in 2005 remain in line with those experienced in the second half of 2004. External economic pressures such as adverse currency effects, particularly that of the weakening dollar, rising energy prices, and increased raw material costs remain factors in our trading. Given the significant degree of change in these factors over the past year, this will become particularly relevant when comparing the first half of 2005 to the first half of 2004. Not withstanding these input price and currency pressures, the Board anticipates that Morgan's overall performance, for both the first half of 2005 and the full year, will be in line with expectations.

We continue to focus on improving our productivity and cost base. Our profit improvement programme announced in February 2004 remains on track. Morgan's cost base continued to decline in 2004 whilst year on year revenue from continuing businesses grew over 7% on a constant currency basis. The focus of reducing debt achieved good results; net debt at the end of the year was £147.5 million, compared with £249.3 million in 2003, representing a reduction of over £100 million.

During 2004 the Group disposed of a number of non-core activities. The most significant divestment was that of the Auto and Consumer division in June, which reduced the number of our divisions from six to five, thus simplifying the structure of the Group. We also continued to divest, close or partially close manufacturing sites during the year which has significantly reduced Morgan's operational complexity.

Morgan Crucible has delivered another year of progress and we are now better placed within our chosen markets to achieve our aim of superior shareholder return. I would like to thank our employees for their hard work and subsequent achievements, and our investors for their continued support.

For further information please contact:

The Morgan Crucible Company plc
Victoria Gould, Director of Group Communications Tel: 01753 837 000

Finsbury Group
Charlotte Hepburne-Scott
Lucy Slater Tel: 020 7251 3801

This information is provided by RNS
The company news service from the London Stock Exchange

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